FOIA CONFIDENTIAL TREATMENT REQUEST CONFIDENTIAL TREATMENT REQUESTED BY HEWLETT-PACKARD COMPANY

Hewlett-Packard Company 3000 Hanover Street Mail Stop 1050 Palo Alto, CA 94304-1112 www.hp.com

VIA EDGAR May 12, 2011 Ms. Kathleen Collins Accounting Branch Chief U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

	Re:	Hewlett-Packard Company Form 10-K for the Year Ended October 31, 2010 Filed December 15, 2010 File No. 001-04423

Paul T. Porrini Vice President, Deputy General Counsel and Assistant Secretary Tel +1 650 857 4852 Fax +1 650 857 4837 paul.porrini@hp.com
Dear Ms. Collins:

Thank you for your letter dated April 21, 2011 with regard to the above-referenced filing made by Hewlett-Packard Company (“HP”).  We have provided below HP’s responses to the comments set forth in your letter.  To facilitate your review, each of HP’s responses is presented beneath the corresponding comment.

Pursuant to 17 C.F.R. §200.83, we are requesting confidential treatment for a portion of our response below. We request that this portion, as indicated by [***], be maintained in confidence, not be made part of any public record and not be disclosed to any person as it contains confidential information. In the event that the Staff receives a request for access to the confidential portions herein, whether pursuant to the Freedom of Information Act or otherwise, we respectfully request that we be notified immediately so that we may further substantiate this request for confidential treatment. Please address any notification of a request for access to such information to the undersigned with a copy to General Counsel, Hewlett-Packard Company, 3000 Hanover Street, MS 1050, Palo Alto, California 94304.

Form 10-K for the Fiscal Year Ended October 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 60

1.
We note from your response to our previous comment 1 that you do not expect any restrictions or taxes on repatriation of amounts held outside of the United States to have a material effect on the company’s overall liquidity,

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FOIA CONFIDENTIAL TREATMENT REQUEST CONFIDENTIAL TREATMENT REQUESTED BY HEWLETT-PACKARD COMPANY

financial condition or results of operations. This assertion would appear to be useful information in your liquidity disclosures since you disclose that a “substantial amount” of your cash balances are held outside of the United States. Please revise future filings accordingly or tell us why such disclosure is not meaningful.

We will revise our disclosure in future filings to state that we do not expect any restrictions or taxes on repatriation of cash held outside of the United States to have a material effect on HP’s overall liquidity, financial condition or results of operations.

2.
We further note in your response that you discuss the ability to meet your U.S. liquidity needs; however, you believe that a general discussion of the company’s ability to meet its non-U.S. liquidity needs is not material to investors. Considering a substantial portion of your cash balances are held outside of the U.S. and as it appears those amounts may contribute in a disproportionate way to the company’s overall liquidity position, explain further why you believe such a discussion would not be material to investors. We refer to the discussion of “other restrictions” upon a subsidiary’s flow of funds addressed in FRC 501.06.a. “Segment Analysis.”

We will revise our disclosure in future filings to state that a majority of the cash that HP holds outside of the United States is generally utilized to support non-U.S. liquidity needs.

3.
In an effort to better understand and evaluate your assertions please tell us the amount of cash that is held outside of the U.S. as of each of the last four quarter-ends. Also with regards to your disclosure that a substantial amount of cash is held outside of the U.S., please revise your disclosures to qualify further what you mean by “a substantial amount.” For instance, clarify whether “substantially all” or “a significant large majority” of your cash is held outside of the U.S.

A table showing the portion of HP’s total cash balances that was held outside of the United States as of the end of each of HP’s last four fiscal quarters is attached to this letter as Exhibit A.

We will revise our disclosure in future filings to state that substantially all of HP’s total cash balances are held outside of the United States.

* * *

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FOIA CONFIDENTIAL TREATMENT REQUEST CONFIDENTIAL TREATMENT REQUESTED BY HEWLETT-PACKARD COMPANY

Please contact David Ritenour at (650) 857-3059 or me at (650) 857-4852 if you have any questions about this letter.

Very truly yours,

/s/ Paul T. Porrini

Paul T. Porrini

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Exhibit A Hewlett-Packard Company Table of Non-U.S. Cash Balances [***]

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